

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

November 12, 2009

Gustave T. Dotoli
Corporate Secretary
mPhase Technologies, Inc.
587 Connecticut Avenue
Norwalk, CT 06854-1711

      Re: mPhase Technologies, Inc.
              Preliminary Proxy Statement on Schedule 14A
              Filed October 19, 2009
              File No. 000-30202

Dear Mr. Dotoli:

      We have limited our review of your filing to the issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please ensure that you have resolved the comments contained in our letter dated November 12, 2009 relating to your Form 10-K for the year ended June 30, 2009 before filing your definitive proxy materials.

2.   Please update your document to provide current disclosure. For example, Regulation S-K Item 402 requires that your compensation disclosure include information for your last completed fiscal year: the year ended June 30, 2009. In this regard, please provide us a copy of the annual report that you will be using to

satisfy your obligation pursuant to Rule 14a-3(b) to include information regarding your most recent fiscal years.

Proposal I. Election of Directors, page 2

3.   Given the date by which your bylaws require you to hold your annual meeting, please tell us the authority on which you rely to hold your annual meeting for this fiscal year ended June 30, 2008 in December 2009.

4.   You indicate on page 2 that Mr. Durando currently holds positions with Packetport.com while on page 5 you indicate that he resigned his positions. Please reconcile.

Proposal II. Ratification of Appointment…, page 6

5.   It appears that you are asking shareholders to ratify the appointment of accountants to audit a fiscal year for which you have already received an audit report. With a view toward clarified disclosure, please tell us what will be the effects if shareholders do not approve the proposal.

Proposal III. Approval of an Amendment…, page 6

6.   You disclose in the second to last paragraph on page 7 that you do not have any arrangements, commitments or understandings with respect to the issuance of additional shares that would be authorized by your amendment to your charter. With a view toward clarified disclosure, please tell us the number of shares that you may be required to issue pursuant to all options, warrants, convertible debt or other arrangements or understandings, whether written or oral. Key your response to appropriate disclosure in your latest Form 10-K regarding the transaction. In this regard, please tell us about the nature of the reparation arrangements mentioned in your Form 10-K, including:

  · the location of the documents evidencing the arrangements;
  · the extent of your obligations under the arrangements;
  · the amounts provided to each related person as defined in Regulation S-K Item 404; and
  · the location of any disclosure required by Item 404 related to the reparation arrangements and payments.

Shareholder Proposals, page 17

7.   Please tell us how you determined the dates to disclose in this section. Cite the authority on which you rely, and demonstrate compliance with Schedule 14A Item 1(c).

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3617 with any questions.

Sincerely,

Russell Mancuso
Branch Chief

cc: Martin Smiley
        General Counsel and Chief Financial Officer
        mPhase Technologies, Inc.